SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

PROTOCOL AND JUSTIFICATION OF THE MERGER OF ODEBRECHT QUÍMICA S.A.
INTO BRASKEM S.A.

By and between

BRASKEM S.A., a corporation headquartered at Rua Eteno, no. 1561, Municipality of Camaçari, State of Bahia, enrolled with the Brazilian Taxpayers’ Registry for Legal Entities (CNPJ) under No. 42.150.391/0001-70, herein represented in the form of its Bylaws, hereinafter denominated simply as the “SURVIVING COMPANY”;

and

ODEBRECHT QUÍMICA S.A., a corporation headquartered at Rua Hidrogênio, no. 3342, room 01, Municipality of Camaçari, State of Bahia, enrolled with the Brazilian Taxpayers’ Registry for Legal Entities (CNPJ) under No. 57.015.018/0001-84, herein represented in the form of its Bylaws, hereinafter denominated simply as the “MERGED COMPANY”.

The SURVIVING COMPANY and the MERGED COMPANY are herein jointly denominated simply as the “PARTIES”,

with the purpose of conducting a merger into an existing company, according to Articles 224, 225 and 264 of Brazilian Law No. 6.404 of December 15, 1976,

Whereas:

(i) the SURVIVING COMPANY holds 12,257,954 (twelve million, two hundred and fifty seven thousand, nine hundred and fifty four) common shares and 514,322 (five hundred and fourteen thousand, three hundred and twenty two) preferred shares, representing 100% of total capital of the MERGED COMPANY;

(ii) the merger transaction of the MERGED COMPANY into the SURVIVING COMPANY will attain additional synergies for the PARTIES, the simplification of the actual company’s corporate structure, by means of consolidation of the operations of the PARTIES into one single company and the subsequent reduction in financial and operating costs and more efficient operations of the and;

(iii) that the accounting valuation report of the shareholders’ equity of the SURVIVING COMPANY prepared and submitted by the experts appointed by the management of the PARTIES, is in accordance with applicable laws and regulations and with the merger transaction discussed in this Merger Protocol and Justification.

The Boards of Directors of the PARTIES hereby propose the merger of the MERGED COMPANY into the SURVIVING COMPANY, through this Merger Protocol and Justification (“Protocol and Justification”), the purpose of which is set forth, in accordance with Articles 224 and 225 of Brazilian Law No. 6.404 of December 15, 1976 and with the Brazilian Securities Exchange Commission (CVM) Instruction No. 319 of December 3, 1999, and subject to that provided in item 6.1 in the following terms and conditions regarding the merger:

1. BASIS FOR THE MERGER OPERATION

1.1. The SURVIVING COMPANY will take over the MERGED COMPANY, and the MERGED COMPANY’s shareholders’equity will migrate to the SURVIVING COMPANY, who will be its legal successor in all respects, in accordance with the law (“SURVIVING COMPANY”).

1.2. The appraisal reports on the MERGED COMPANY’s for the purpose of the SURVIVING COMPANY’s accounting entries have been prepared the book value assessed by the specialized firm indicated in item 2.1 below, based on the criteria set forth in Brazilian Law No. 6.404/76 of December 15, 1976, regarding the preparation of financial statements.

1.3. The balance of the credit and debit accounts of the MERGED COMPANY will be entered into the SURVIVING COMPANY’s books, with the necessary adjustments.

1.4. The assets, rights and obligations of the MERGED COMPANY which make up its shareholders’ equity to be transferred to the SURVIVING COMPANY are those described in detail in the valuation report, at book value.

1.5. The management of the SURVIVING COMPANY will perform all acts necessary for the implementation of the Merger, and will pay all the costs and expenses arising from such implementation.

1.6. The MERGED COMPANY will be dissolved.

2. MERGER VALUATIONS AND BASE DATE

2.1. The appointment of PricewaterhouseCoopers Auditores Independentes, a specialized firm, established in the City of São Paulo, at Av. Francisco Matarazzo, no. 1400, from the 7th through the 11th and the 13th through the 20th Floors, Torino Tower, with a branch located in the City of Salvador, at Rua Miguel Calmon no. 555, 9th Floor, registered with the Regional Accounting Council of the State of Bahia under no. CRC 2SP000160/O-5 “F” BA and enrolled with the Brazilian Taxpayers’Registry for Legal Entities of the Ministry of Finance under No. 61.562.112/0004-73, and whose Articles of Incorporation are registered with the 4o. Cartório de Registro de Títulos e Documentos de São Paulo (4th Register of Deeds and Documents of São Paulo), State of São Paulo, on September 17, 1956, and further amendments of which are filed with the 2o. Cartório de Registro de Títulos e Documentos de São Paulo (2nd Register of Deeds and Documents of São Paulo), SP, which was recorded on microfilm under 76.218, on January 22, represented by its partner Mr. Marco Aurélio de Castro e Melo registered with the Regional Accounting Council of the State of Bahia under no. CRC 1SP153070/O-3 “S”BA, who is responsible for the preparation of the accounting valuation report of the shareholders’equity of the MERGED COMPANY to be transferred to the SURVIVING COMPANY (“Accounting Valuation Report”) will be subject to ratification at the Extraordinary Shareholder’s Meetings of the SURVIVING COMPANY and the MERGED COMPANY, in accordance with the provisions of Art. 227, Paragraph 1 of Brazilian Law No. 6.404 of December 15, 1976.

2.2. PricewaterhouseCoopers Auditores Independentes is a company specialized in accounting valuations and has thus proceeded, at the request of the management of the PARTIES, (a) to assess the shareholders’ equity of the MERGED COMPANY at book value on the basis of the elements contained in its Balance Sheet calculated on December 31, 2004 (“Merger Base Date”); (b) the preparation of the Accounting Valuation Report of the MERGED COMPANY, which is shown on Attachment A of this Protocol and Justification; and the (c) preparation of the Financial Statements and the Balance Sheet of the MERGED COMPANY and the SURVIVING COMPANY, calculated on the Merger Base Date which comprise Attachment B and C respectively and which are attached to this Protocol and Justification, the values of which have been submitted for prior review and approval of the shareholders of the PARTIES, in compliance with the law.

3. TOTAL AMOUNT OF THE SHAREHOLDERS’ EQUITY TO BE MERGED

3.1. According to the book value appraisal of the MERGED COMPANY, the book value of the MERGED COMPANY’s shareholders’ equity to be transferred to the SURVIVING COMPANY is R$1,340,749,987.88 (one billion, three hundred and forty million, seven hundred and forty nine thousand, nine hundred and eighty seven reais and eighty eight cents), as set forth in Clause 4 below.

4. TREATMENT OF EQUITY VARIATIONS UNTIL THE MERGER DATE

4.1. The equity variations assessed as of the Merger Base Date and the effective Merger shall be entered in the records of the MERGED COMPANY; but nevertheless recognized by the SURVIVING COMPANY according to the equity accounting method, in view of the fact that the MERGED COMPANY is a wholly-owned subsidiary of the MERGED COMPANY. Therefore, the balance sheet accounts of the MERGED COMPANY shall be transferred to the books of the SURVIVING COMPANY at their respective values on the effective Merger date.

5. CAPITAL INCREASE AT THE SURVIVING COMPANY

5.1. For the purposes of the merger proposed by this Protocol and Justification, the shares of SURVIVING COMPANY shall not be assigned to the shareholders of the MERGED COMPANY, in view of the fact that the SURVIVING COMPANY shall, on the date of the merger, become the owner of all of the shares which are representative of the capital stock of the MERGED COMPANY. Therefore, all of the capital stock shares of the MERGED COMPANY shall no longer exist, according to article 226, paragraph 1 of Law 6.404, of December 15, 1976, and the necessary adjustments and adaptations to the accounting records of INCORPORATOR shall be made.

5.2. Given that provided for in item 5.1 above, there will be no capital increase on the part of the INCORPORATOR arising from the Merger.

6. SPECIAL CONDITIONS

6.1. The Merger transaction proposed in this Protocol and Justification will be presented to the Fiscal Council and to the Boards of Directors of the SURVIVING COMPANY, and submitted to the PARTIES’Shareholders gathered in the Shareholders’ Meetings, in accordance with all legally mandated prior notice provisions.

7. CONCLUSION

7.1. These are shareholders of the SURVIVING COMPANY and of the MERGED COMPANY, the rules and procedures that, as provided by law, have been prepared to govern this merger that the respective Boards of Executive Officers believe will meet the interests of the PARTIES.

Camaçari, February 28, 2005.

BRASKEM S.A.

_________________________________________
Paul Elie Altit - Executive Officer

__________________________________________
Roberto Lopes Pontes Simões - Executive Officer

ODEBRECHT QUÍMICA S.A

_______________________________________________
Mauricio Roberto de Carvalho Ferro – Executive Officer

_______________________________________________
Bernardo Afonso de Almeida Gradin – Executive Officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer